[Reference Translation]

Cover page

Filing Document:	Report on Bulk Holding

Based on:	Article 27-23, Paragraph 1 of the Financial Instruments and Exchange Act

Filed with:	Director of Tokai Local Finance Bureau

Name:	Akio Toyoda, President, Toyota Motor Corporation

Address or Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty:	April 1, 2010

Filing Date:	April 27,2010

Total Number of Filers and Joint Holders (persons):	1

Filing Method:	Other

Reason for Filing of Report on Amendment:

I.	Matters Regarding Issuer
Name of Issuer	MS&AD Insurance Group Holdings, Inc.
Code Number	8725
Listed / Over-the-counter	Listed
Financial Instruments Exchange(s) on which the relevant securities are listed	Tokyo, Osaka, Nagoya

II.	Matters Regarding the Filer
1.	Filer (Bulk Holder)/1
(1)	Profile of Filer
[1]	Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	Toyota Motor Corporation
Address or Location of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture
Former Name
Former Address or Location of Head Office

[2]	Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3]	Judicial Person
Date of Incorporation	August 27, 1937
Name of Representative	Akio Toyoda
Title of Representative	President
Business Purposes	Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.

[4]	Place to Contact
Place to Contact and Name of Person in Charge	Yuji Maki, Project General Manager, Accounting Division
Telephone Number	0565-28-2121

(2)	Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3)	Material Proposals, etc.
Not Applicable.

(4)	Breakdown of Stock, etc. Held by Filer
[1]	Number of Stock, etc. Held
	Main Text of Article 27- 23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)	52,610,933
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	52,610,933	P	Q

Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	52,610,933
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2]	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of April 1, 2010)	V	633,291,754
Percentage of Shares, etc. Held by the Above-described Filer (%) (T/(U+V)×100)	8.31
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	－

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
April 1, 2010	Shares of common stock	47,987,874	7.58	Outside the market	Acquisition	Exchange of shares

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
Not Applicable.

(7)	Funds for Acquisition of Shares, etc. Held
[1]	Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	2,534,122
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)	Acquired 47,987,874 shares on April 1, 2010 through an exchange of shares
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	2,534,122

[2]	Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3]	Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.